

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta – April 29, 2009 - Talisman Energy Inc. today declared a semi-annual dividend of 11 and one-quarter cents Canadian (C$0.1125) per share on the Company's common shares. This represents a 12.5% increase from the previous semi-annual dividend the Company paid on its common shares. The dividend will be paid on June 30, 2009 to shareholders of record at the close of business on June 5, 2009.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

David Mann, Vice-President
Corporate & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais, Vice-President
Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

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